Exhibit 99.1

CooTek Announces Second Quarter 2021 Unaudited Results

SHANGHAI, China, September 8, 2021 – CooTek (Cayman) Inc. (NYSE: CTK) ("CooTek" or the "Company"), a global mobile internet company, today reported unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

●	Net revenues were US$83.2 million, a decrease of 34% from US$126.4 million during the same period last year due to the continuous restructuring of portfolio products.

●	Gross profit was US$74.4 million, a decrease of 38% from US$120.7 million during the same period last year.

●	Gross profit margin was 89.4%, compared with 95.5% during the same period last year.

●	Net income was US$0.3 million, compared with net loss of US$12.4 million last quarter, and net income of US$3.1 million during the same period last year.

●	Adjusted net income[1] (Non-GAAP) was US$1.1 million, compared with adjusted net loss (Non-GAAP) US$11.1 million last quarter, and adjusted net income (Non-GAAP) of US$4.5 million during the same period last year.

●	The Company’s Portfolio Products[2] contributed approximately 99% of total revenues, with a focus on three main categories: online literature, mobile games and scenario-based content apps.

June 2021 Operational Highlights

●	Average daily active users (“DAUs”) of the Company’s portfolio products were 23.5 million, a decrease of 2% from 23.9 million in June 2020. Monthly active users (“MAUs”) of the Company’s portfolio products were 70.0 million, a decrease of 16% from 83.5 million in June 2020.

●	Average DAUs of the Company’s online literature products were 6.7 million, a decrease of 17% from 8.1 million in June 2020. MAUs of the Company’s online literature products were 18.1 million, a decrease of 36% from 28.4 million in June 2020. The average daily reading time[3] of our online literature product in the Chinese market, Fengdu Novel’s users was approximately 153 minutes in June 2021, which continued to grow steadily compared with 148 minutes in March 2021.

●	Average DAUs of the Company’s TouchPal Smart Input were 109.6 million. MAUs of the Company’s TouchPal Smart Input were 144.1 million.

"We are pleased to return to profitability while keeping a positive quarter-over-quarter revenue growth in the second quarter of 2021," commented Mr. Karl Zhang, CooTek's Chairman. "We remain committed to our content-focused strategy by continuously enhancing our product portfolio and optimizing our product features. We are encouraged by the solid implementation of the business plan driven by our online literature and mobile games products. With enriching and high-quality content incubation, Fengdu Novel has been expanding the exclusive content distribution and IP business. The revenues from the IP business of Fengdu Novel recorded 194% quarter-over-quarter growth. In addition, our mobile games portfolio has been further strengthened both in the domestic and overseas markets. We have strived to ride on the strong performance of Catwalk Beauty, our globally top-ranking casual game, to form a competitive product pipeline. As a special note, for the second half of 2021, we can expect such pipeline with more than 15 games in the domestic market and more than 20 games in the overseas market under the smooth combination of our internal development and external cooperation."

Mr. Robert Cui, CooTek's CFO further commented, "As focusing on upgrading our business model, we have been optimizing the balance between our marketing and monetization strategies which resulted in the achievement of group-level profitability in the second quarter of 2021. We will further expand the scale of our product portfolio, improve our user experience and user stickiness and enhance our monetization capabilities. We are confident in delivering a robust and stable long-term growth."

(in millions)	Portfolio Products
	Portfolio Products		Including: Online literature
	DAUs	MAUs	DAUs	MAUs
Jun' 19	27.6	65.1	0.3	1.6
Sep' 19	23.9	67.5	2.0	11.0
Dec' 19	24.7	74.6	4.8	19.3
Mar' 20	25.2	89.2	7.3	29.1
Jun' 20	23.9	83.5	8.1	28.4
Sep' 20	27.7	94.8	10.0	29.5
Dec' 20	27.8	85.8	10.2	29.5
Mar' 21	20.3	58.6	7.5	20.1
Jun' 21	23.5	70.0	6.7	18.1

1 “Adjusted net income” (Non-GAAP) is a non-GAAP measure, which is defined as net loss excluding share-based compensation related to share options and restricted share units. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 “Portfolio Products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3 “Average daily reading time” for any day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day, by (ii) the number of Fengdu Novel users who spent time on reading books for such day. The average daily reading time for any month is calculated by dividing (i) the sum of average daily reading time for each day in such month, by (ii) the number of days in such month.

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Second Quarter 2021 Financial Results

Net Revenues

(in US$ thousands, except percentage)	2Q 2021	1Q 2021	2Q 2020	QoQ % Change	YoY % Change
Mobile Advertising Revenues	82,078	80,408	125,774	2%	(35)%
Other Revenues	1,139	1,144	622	0%	83%
Total Net Revenues	83,217	81,552	126,396	2%	(34)%

Net revenues were US$83.2 million, a decrease of 34% from US$126.4 million during the second quarter of 2020 and an increase of 2% from US$81.6 million during the last quarter. The decrease compared with the same quarter of 2020 was primarily due to a decrease in mobile advertising revenues.

Mobile advertising revenues were US$82.1 million, a decrease of 35% from US$125.8 million during the second quarter of 2020 and an increase of 2% from US$80.4 million during the last quarter. The decrease compared with the same quarter of 2020 was primarily due to the continuous restructuring of portfolio products ..

Our portfolio products focus on three categories: online literature, scenario-based content apps and mobile games. Mobile games accounted for approximately 55%, online literature accounted for approximately 37%, and scenario-based content apps accounted for approximately 7% in the second quarter of 2021.

Cost and Operating Expenses

	2Q 2021		1Q 2021		2Q 2020		QoQ % Change	YoY % Change
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue
Cost of revenues	8,801	10%	8,866	11%	5,691	5%	(1)%	55%
Sales and marketing	59,787	72%	70,736	87%	105,999	84%	(15)%	(44)%
Research and development	9,709	12%	9,037	11%	8,103	6%	7%	20%
General and administrative	4,879	6%	5,557	7%	4,136	3%	(12)%	18%
Other operating income, net	(1,459)	(2)%	(802)	(1)%	(446)	(0)%	82%	227%
Total Cost and Expenses	81,717	98%	93,394	115%	123,483	98%	(13)%	(34)%
Share-based compensation expenses by function
Cost of revenues	54	0.1%	79	0.1%	71	0.1%	(32)%	(24)%
Sales and marketing	14	0.0%	41	0.1%	61	0.0%	(66)%	(77)%
Research and development	456	0.5%	646	0.8%	862	0.7%	(29)%	(47)%
General and administrative	317	0.4%	538	0.6%	430	0.3%	(41)%	(26)%
Total share-based compensation expenses	841	1.0%	1,304	1.6%	1,424	1.1%	(36)%	(41)%

Cost of revenues was US$8.8 million, a 55% increase from US$5.7 million during the same period last year, and a decrease of 1% from US$8.9 million during the last quarter. The year-over-year increase was primarily due to an increase in content costs we paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works and an increase in salary and payroll expenses associated with staff.

Gross profit was US$74.4 million, a decrease of 38% from US$120.7 million during the same period last year, and an increase of 2% from US$72.7 million last quarter. Gross profit margin was 89.4%, compared with 95.5% in the same period last year and 89.1% last quarter.

Sales and marketing expenses were US$59.8 million, a decrease of 44% from US$106.0 million during the same period last year, and a decrease of 15% from US$70.7 million last quarter. As a percentage of total revenues, sales and marketing expenses accounted for 72%, compared with 84% during the same period last year, and 87% last quarter. The sequential and year-over-year decrease in sales and marketing expenses as a percentage of total net revenues was primarily due to the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users which resulted in the reduction of the user acquisition costs.

Research and development expenses were US$9.7 million, an increase of 20% from US$8.1 million during the same period last year and an increase of 7% from US$9.0 million last quarter. The sequential and year-over-year increase was primarily due to an increase in salary and payroll expenses associated with technology R&D staff, and was partially offset by decline in share-based compensation expenses. As a percentage of total net revenues, research and development expenses accounted for 12%, compared with 6% during the same period last year and 11% last quarter.

General and administrative expenses were US$4.9 million, an increase of 18% from US$4.1 million during the same period last year and a decrease of 12% from US$5.6 million last quarter. The sequential decrease was mainly due to a decrease in share-based compensation and third-party outsourcing fee, and was partially offset by a rise in professional service fee. The year-over-year increase was mainly due to an increase in salary and payroll expenses associated with G&A staff, professional service fee and third-party outsourcing fee, and was partially offset by decline in share-based compensation. As a percentage of total net revenues, general and administrative expenses accounted for 6%, compared with 3% during the same period last year and 7% during last quarter.

Other operating income, net was US$1.5 million, compared with US$0.4 million during the same period last year and US$0.8 million last quarter. The other operating income mainly included government subsidy received.

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Net income was US$0.3 million, compared with net income of US$3.1 million during the same period last year and a net loss of US$12.4 million last quarter.

Adjusted net income was US$1.1 million, compared with adjusted net income of US$4.5 million in the same period last year and adjusted net loss of US$11.1 million last quarter. The achievement of profitability compared with the adjusted net loss last quarter was mainly due to the decrease in sales and marketing expenses as a percentage of total revenues driven by the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users.

(in US$ thousands, except percentage)	2Q 2021	1Q 2021	2Q 2020	QoQ % Change	YoY % Change
Net Income (Loss)	264	(12,398)	3,119	(102)%	(92)%
Add: Share-based Compensation related to share options and restricted share units	841	1,304	1,424	(36)%	(41)%
Adjusted Net Income (Loss) (Non-GAAP)	1,105	(11,094)	4,543	(110)%	(76)%

For the quarter ended June 30, 2021, basic and diluted net income per ADS were US$0.004 and US$0.004, and basic and diluted adjusted net income (Non-GAAP) per ADS were US$0.02 and US$0.02, respectively.

Balance Sheet and Cash Flows

As of June 30, 2021, cash, cash equivalents and restricted cash were US$39.0million, compared with US$56.1 million as of March 31, 2021. As of June 30, 2021, restricted cash were US$3.3 million, mainly consisting of amount of US$3.1 million held in the Company's bank account as guarantee deposit for loan facility provided by the bank. As of March 31, 2021, the long-term restricted cash was US$21.5 million held in the Company’s bank accounts which were frozen by a local authority in connection with an ongoing investigation related to an alleged illegal act of certain customers. As of June 30, 2021, the relevant bank accounts have been unfrozen.

Net cash outflow from operating activities during the second quarter of 2021 was US$17.5 million, compared with net cash inflow from operating activities of US$5.4 million for the same period in 2020 and net cash outflow from operating activities of US$23.0 million during the last quarter. Cash outflow from operating activities during the second quarter of 2021 was mainly due to the decrease in accounts payable driven primarily by the decrease of our user acquisition costs.

Net cash outflow from financing activities during the second quarter of 2021 was US$0.1 million, compared with net cash inflow from financing activities of US$3.1 million for the same period in 2020 and net cash inflow from financing activities of US$30.2 million during the last quarter. Cash inflow from financing activities during the first quarter of 2021 was mainly due to the Company issued a convertible note for a principal amount of US$10.0 million and received net proceeds of US$8.9 million from this issuance on January 19, 2021, and the Company issued a convertible note for a principal amount of US$20.0 million and received net proceeds of US$ 18.2 million from this issuance on March 19, 2021.

Share Repurchase Plan

On May 18, 2020, the Company announced a share repurchase program (the “2020 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$20.0 million during the 12-month period starting from May 18, 2020. As of June 30, 2021, the Company had used an aggregate of US$6.0 million to repurchase 1.4 million ADSs under the 2020 Program and recorded as treasury stock. The 2020 Program was terminated on May 17, 2021.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on September 8, 2021 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 866-548-4713

Hong Kong: 800-961-105

Mainland China: 4001-209-101

International: 1-323-794-2093

Passcode: 7805619

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

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About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users' ever-evolving content needs and helps it rapidly attract targeted users.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net loss that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net loss excluding interest income and expense, income taxes, depreciation and amortization, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in loss from operations and net loss. By making the Company’s financial results comparable period over period, the Company believes adjusted net loss and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," “optimistic” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: cootek@icaasia.com

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CooTek (Cayman) Inc.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net revenues	126,396	81,552	83,217	233,409	164,769
Cost of revenues	(5,691)	(8,866)	(8,801)	(10,273)	(17,667)
Gross Profit	120,705	72,686	74,416	223,136	147,102
Operating expenses:
Sales and marketing expenses	(105,999)	(70,736)	(59,787)	(208,435)	(130,523)
Research and development expenses	(8,103)	(9,037)	(9,709)	(14,950)	(18,746)
General and administrative expenses	(4,136)	(5,557)	(4,879)	(7,437)	(10,436)
Other operating income, net	446	802	1,459	836	2,261
Total operating expenses	(117,792)	(84,528)	(72,916)	(229,986)	(157,444)
Income (loss) from operations	2,913	(11,842)	1,500	(6,850)	(10,342)
Interest income (expense), net	211	(313)	(1,336)	234	(1,649)
Foreign exchange (loss) gain, net	(2)	(243)	19	—	(224)
Fair value change of derivatives	—	—	85	—	85
Income (loss) before income taxes	3,122	(12,398)	268	(6,616)	(12,130)
Income tax expense	(3)	—	—	(3)	—
Share of loss in equity method investment	—	—	(4)		(4)
Net income (loss)	3,119	(12,398)	264	(6,619)	(12,134)
Net income (loss) per ordinary share
Basic	0.001	(0.004)	0.0001	(0.002)	(0.004)
Diluted	0.001	(0.004)	0.0001	(0.002)	(0.004)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	3,084,894,043	3,136,585,226	3,238,319,836	3,094,780,922	3,187,723,620
Diluted	3,222,716,303	3,136,585,226	3,279,417,127	3,094,780,922	3,187,723,620
Non-GAAP Financial Data
Adjusted Net Income (Loss)	4,543	(11,094)	1,105	(4,254)	(9,989)
Adjusted EBITDA	5,123	(9,924)	3,428	(2,945)	(6,496)

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Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	March 31, 2021	June 30, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	31,413	35,667
Restricted cash	3,238	3,293
Short-term investment	50	50
Accounts receivable, net of allowance for doubtful accounts of US$1,126 as of March 31, 2021 and US$1,180 as of June 30, 2021, respectively	27,425	31,451
Prepaid expenses and other current assets	9,293	8,966
Total current assets	71,419	79,427
Long-term restricted cash	21,476	—
Property and equipment, net	4,916	4,100
Intangible assets, net	360	326
Operating lease right-of-use assets[4]	2,177	1,818
Long-term investments	304	620
Other non-current assets	1,015	1,211
TOTAL ASSETS	101,667	87,502
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	63,819	50,245
Short-term borrowings	15,028	15,162
Accrued salary and benefits	5,389	6,555
Operating lease liabilities, current[4]	1,486	1,322
Accrued expenses and other current liabilities	9,697	6,685
Convertible notes	16,547	16,243
Derivative liabilities	1,662	1,577
Deferred revenue	3,114	3,086
Total current liabilities	116,742	100,875
Other non-current liabilities	425	391
Operating lease liabilities, non-current[4]	688	231
TOTAL LIABILITIES	117,855	101,497

4 On January 1, 2021, the Company adopted ASC 842, the new lease standard, using the modified retrospective method.

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Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	March 31, 2021	June 30, 2021
	US$	US$
Shareholders’ Deficit:
Ordinary shares	33	33
Treasury shares	(5,132)	(5,229)
Additional paid-in capital	203,836	206,159
Accumulated deficit	(213,363)	(213,099)
Accumulated other comprehensive loss	(1,562)	(1,859)
Total Shareholders' Deficit	(16,188)	(13,995)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	101,667	87,502

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Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	5,402	(22,974)	(17,540)	20,362	(40,514)
Net cash used in investing activities	(13,859)	(359)	(565)	(14,628)	(924)
Net cash provided by (used in) financing activities	3,100	30,150	(135)	(754)	30,015
Net (decrease) increase in cash and cash equivalents	(5,357)	6,817	(18,240)	4,980	(11,423)
Cash, cash equivalents, and restricted cash at beginning of period	70,026	49,622	56,127	59,966	49,622
Effect of exchange rate changes on cash and cash equivalents	252	(312)	1,073	(25)	761
Cash, cash equivalents, and restricted cash at end of period	64,921	56,127	38,960	64,921	38,960

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Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net Income (Loss)	3,119	(12,398)	264	(6,619)	(12,134)
Add:
Share-based compensation related to share options and restricted share units	1,424	1,304	841	2,365	2,145
Adjusted Net Income (Loss) (Non-GAAP)*	4,543	(11,094)	1,105	(4,254)	(9,989)
Add:
Interest (income) expense, net	(211)	313	1,336	(234)	1,649
Income taxes	3	—	—	3	—
Depreciation and amortization	788	857	987	1,540	1,844
Adjusted EBITDA (Non-GAAP)*	5,123	(9,924)	3,428	(2,945)	(6,496)

* The tax impact to the non-GAAP adjustments is zero.

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